UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)


                               CVB Financial Corp.

        ________________________________________________________________

                                (Name of Issuer)

                                  Common Stock
        ________________________________________________________________

                         (Title of Class of Securities)

                                   126600 10 5
                     ______________________________________

                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126600 105                   13G                     PAGE  2  OF 6


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         George A. Borba
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /__/
                                                                  (b) /__/

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF                  5        SOLE VOTING POWER
SHARES                              0
BENEFICIALLY
OWNED BY                   6        SHARED VOTING POWER
EACH                                1,513,801
REPORTING
PERSON                     7        SOLE DISPOSITIVE POWER
WITH                                0

                           8        SHARED DISPOSITIVE POWER
                                    1,513,801

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,550,406 (includes 36,605 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/96)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
         17.04%

12       TYPE OF REPORTING PERSON*
         IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

(a)      Name of Issuer.

         CVB Financial Corp.

(b)      Address of Issuer's Principal Executive Offices.

         701 North Haven Avenue, Suite 350
         Ontario, California 91764

ITEM 2.

(a)      Name of Person Filing.

         George A. Borba

(b)      Address of Principal Business Office or, if none, Residence.

         7955 Eucalyptus
         Chino, California 91710

(c)      Citizenship.

         USA

(d)      Title of Class of Securities.

         Common Stock

(e)      CUSIP No.

         126600 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

(a)       /__/             Broker or Dealer registered under Section 15
                           of the Act.
(b)       /__/             Bank as defined in section 3(a)(6) of the Act.
(c)       /__/             Insurance Company as defined in section 3(a)(19)
                           of the Act.
(d)       /__/             Investment Company registered under section 8 of
                           the Investment Company Act.
(e)       /__/             Investment Adviser registered under section 203
                           of the Investment Adviser Act of 1940.
(f)       /__/             Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee
                           Retirement Income Security Act of 1974 or
                           Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
                           (Note:  See Item 7).

                                Page 3 of 6 pages

(g)       /__/             Parent Holding Company, in accordance with
                           Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)       /__/             Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(H)

ITEM 4.           OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)      Amount Beneficially Owned.

         1,550,406 (includes 36,605 shares which Mr. Borba has the right to acquire beneficial ownership of within 60 days after 12/31/96.)

(b)      Percent of Class.

         17.04%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote

                  0

         (ii)     shared power to vote or to direct the vote

                  1,513,801

         (iii)    sole power to dispose or to direct the disposition of

                  0

         (iv)     shared power to dispose or to direct the disposition of

                  1,513,801

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3(d)(1).

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following:



                                Page 4 of 6 pages

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.



                                Page 5 of 6 pages

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes and effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 3, 1997
                                     _____________________________
                                     Date

                                     /s/ George A. Borba
                                     ______________________________
                                     Signature

                                     George A Borba, Chairman
                                     ______________________________
                                     Name/Title




                                Page 6 of 6 pages